UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42020

MAREX GROUP PLC
(Translation of registrant’s name into English)

155 Bishopsgate
London EC2M 3TQ
United Kingdom
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 2, 2025, Marex Group plc (the “Company”) published information relating to its Annual General Meeting of Shareholders to be held on May 28, 2025.

Copies of the Company’s Notice of Annual General Meeting and proxy card are attached hereto as exhibits 99.1 and 99.2, respectively.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Marex Group plc Notice of Annual General Meeting

99.2	Marex Group plc Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: April 2, 2025	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer